UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definition Agreement

On May 26, 2021, Bit Digital, Inc. (the “Company”) entered into a Share Exchange Agreement (the “Agreement”) with Geney Development Limited (“GDL”), a corporation formed under the laws of the British Virgin Islands. Geney is beneficially owned by Zhaohui Deng, the Company’s Chairman of the Board (70%) and Erke Huang, the Company’s Chief Financial Officer (30%), collectively referred to as the “Shareholders.” Under the Agreement, the Shareholders exchanged 1,000,000 ordinary shares, $.01 par value which GDL owned for 1,000,000 Preference Shares. The Preference Shares were authorized at the Company’s April 20, 2021, Annual General Meeting of Shareholders (“AGM”), pursuant to approval of an amendment to the Company’s authorized share capital and an amended and restated. Memorandum and Articles of Association. At the AGM, the Company’s Shareholders approved the repurchase of the 1,000,000 ordinary shares held by GDL in consideration of the issuance of 1,000,000 Preference Shares. The Preference Shares: pay an annual dividend of 8%; have a liquidation preference of $10.00 per share; convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; rank senior to Ordinary Shares in insolvency; and solely for voting purposes vote 50 ordinary shares, for each Preference Share. The purpose of creating and issuing the Preference Shares is to enable Messrs. Deng and Huang to implement and carry out the Company’s business plan without obstruction.

A copy of the investor presentation posted on the Company’s website is being furnished on Exhibit 99.1 with this Form 6-K.

Exhibit Index	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

2.1	Preference Shares Class (1)

4.1	Share Exchange Agreement by and between Bit Digital, Inc. and Geney Development Limited

99.1	Investor Presentation dated May 27, 2021

(1)	Incorporated by reference to the Company’s Form 6-K filed on May 18, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: May 27, 2021

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